UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 7, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement on Issuance of

Super Short-term Commercial Paper

This announcement is made by the Company pursuant to the requirements under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As approved by the shareholders of China Eastern Airlines Corporation Limited (the “Company”) in its 2011 annual general meeting, it was agreed that the Company may apply to the National Association of Financial Market Institutional Investors for registration of super short-term commercial paper with an aggregate principal amount of not more than RMB10 billion (to be issued within the effective period of registration on a rolling basis). On 13 August 2012, the Company received a “Notification on Acceptance of Registration (Zhong Shi Xie Zhu [2012]No. SCP 27) from the National Association of Financial Market Institutional Investors, accepting the registration of the Company’s super short-term commercial paper.

The Company has completed the issuance of the 2013 first tranche of super short-term commercial paper of the Company (the “First Tranche SCP”) on 7 June 2013. The issuance amount of the First Tranche SCP was RMB4 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the issuance interest rate was 3.95%.

China Construction Bank Corporation and China Merchants Bank Co., Ltd., acting as the joint lead underwriters, formed an underwriting syndicate for the First Tranche SCP. The First Tranche SCP will be issued in public in the PRC interbank debenture market by way of book-building and centralised placing. The proceeds from the First Tranche SCP will be used principally to replenish corporate working capital of the Company.

The relevant documents in respect of the First Tranche SCP are available at the websites of China Money (www.chinamoney.com.cn) and Shanghai Clearing House (www.shclearing.com).

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non- executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

7 June 2013

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